As filed with the Securities and Exchange Commission on December 16, 2019
1933 Act Registration File No. 333-234267

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N‑14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Pre‑Effective Amendment No.
Post‑Effective Amendment No. 1	[X]
(Check appropriate box or boxes.)
PACER FUNDS TRUST
(Exact Name of Registrant as Specified in Charter)

500 Chesterfield Parkway,
Malvern, Pennsylvania 19355
(Address of Principal Executive Offices, Zip Code)

 (Registrant's Telephone Number, including Area Code): (610) 644-8100

Joe M. Thomson, Chairman and President
Pacer Funds Trust
500 Chesterfield Parkway,
Malvern, Pennsylvania 19355
(Name and Address of Agent for Service)

Copy to:
John Grady
Practus LLP
137 Airdale Road
Bryn Mawr, Pennsylvania 19010

The Prospectus/Proxy Statement and Statement of Additional Information, each in the form filed on November 22, 2019 on Form N-14/A (File No. 333-234267) (Accession No. 0000894189-19-007867), are incorporated herein by reference.

The sole purpose of this amendment is to file as an exhibit to this Registration Statement the final tax opinion of Morgan, Lewis & Bockius LLP.

PART C: OTHER INFORMATION

Item 15.    Indemnification.

Reference is made to Article VII, Section III of the Registrant’s Declaration of Trust, which was filed with the Registrant’s Initial Registration Statement on January 15, 2015. The general effect of this provision is to indemnify the Trustees, officers, employees and other agents of the Trust who are parties pursuant to any proceeding by reason of their actions performed in their scope of service on behalf of the Trust.Pursuant to Rule 484 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant furnishes the following undertaking: “Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.”

Item 16. Exhibits.

(1)	(a)
Certificate of Trust dated August 12, 2014 was previously filed with the Registrant’s Registration Statement on Form N-1A (File Nos. 333-201530 and 811-23024) on January 15, 2015 and is incorporated herein by reference.

(b)
Declaration of Trust dated August 12, 2014 was previously filed with the Registrant’s Registration Statement on Form N-1A (File Nos. 333-201530 and 811-23024) on January 15, 2015 and is incorporated herein by reference.

(2)
By-Laws dated August 12, 2014 were previously filed with the Registrant’s Registration Statement on Form N-1A (File Nos. 333-201530 and 811-23024) on January 15, 2015 and are incorporated herein by reference.

(3)		Not Applicable.
(4)		Form of Agreement and Plan of Reorganization is filed herewith as Appendix A to Part A of this Registration Statement on Form N-14.
(5)		Instruments Defining Rights of Security Holders—Incorporated by reference to Articles III, V, VI, VII and VIII of the Declaration of Trust and By-Laws.
(6)	(a)
Investment Advisory Agreement between the Registrant and Pacer Advisors, Inc. dated May 26, 2015, was previously filed with Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-1A (File Nos. 333-201530 and 811-23024) on May 27, 2015 and is incorporated herein by reference.

(b)
Amended Schedule A to Investment Advisory Agreement dated October 8, 2019 was previously filed with Post-Effective Amendment No. 51 to the Registrant’s Registration Statement on Form N-1A (File Nos. 333-201530 and 811-23024) on October 11, 2019 and is incorporated herein by reference.

(7)	(a)
Distribution Agreement between the Registrant and Pacer Financial, Inc. dated May 26, 2015, was previously filed with Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-1A (File Nos. 333-201530 and 811-23024) on May 27, 2015 and is incorporated herein by reference.

(7)	(b)
Amended Appendix A to the Distribution Agreement dated October 8, 2019 was previously filed with Post-Effective Amendment No. 51 to the Registrant’s Registration Statement on Form N-1A (File Nos. 333-201530 and 811-23024) on October 11, 2019 and is incorporated herein by reference.

(8)		Bonus, profit sharing contracts—None.
(9)	(a)
Custody Agreement between the Registrant and U.S. Bank National Association dated May 26, 2015, was previously filed with Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-1A (File Nos. 333-201530 and 811-23024) on May 27, 2015 and is incorporated herein by reference.

(9)	(b)
Third Amendment to Custody Agreement between the Registrant and U.S. Bank National Association dated June 1, 2017, was previously filed with Post-Effective Amendment No. 12 to the Registrant’s Registration Statement on Form N-1A (File Nos. 333-201530 and 811-23024) on August 28, 2017 and is incorporated herein by reference.

(9)	(c)
Form of Amended Exhibit B to the Custody Agreement was previously filed with the Registrant’s Registration Statement on Form N-14 (File No. 333-234267) on October 21, 2019 and is incorporated herein by reference.

(10)	(a)
Rule 12b-1 Plan was previously filed with Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-1A (File Nos. 333-201530 and 811-23024) on May 27, 2015 and is incorporated herein by reference.

(10)	(b)
Amended Schedule A to the 12b-1 Plan dated October 8, 2019 was previously filed with Post-Effective Amendment No. 51 to the Registrant’s Registration Statement on Form N-1A (File Nos. 333-201530 and 811-23024) on October 11, 2019 and is incorporated herein by reference.

(11)
Opinion and Consent of Practus LLP, regarding the legality of securities being issued, was previously filed with the Registrant’s Registration Statement on Form N-14 (File No. 333-234267) on October 21, 2019 and is incorporated herein by reference.

(12)		Opinion and Consent of Morgan, Lewis & Bockius LLP, supporting the tax matters and consequences of securities being issued – Filed Herewith.
(13)	(a)
Fund Administration Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC dated May 26, 2015, was previously filed with Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-1A (File Nos. 333-201530 and 811-23024) on May 27, 2015 and is incorporated herein by reference.

(13)	(b)
Fourth Amendment to Fund Administration Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC dated June 1, 2017, was previously filed with Post-Effective Amendment No. 12 to the Registrant’s Registration Statement on Form N-1A (File Nos. 333-201530 and 811-23024) on August 28, 2017 and is incorporated herein by reference.

(13)	(c)
Form of Amended Exhibit A to the Fund Administration Servicing Agreement was previously filed with the Registrant’s Registration Statement on Form N-14 (File No. 333-234267) on October 21, 2019 and is incorporated herein by reference.

(13)	(d)
Transfer Agent Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC dated May 26, 2015, was previously filed with Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-1A (File Nos. 333-201530 and 811-23024) on May 27, 2015 and is incorporated herein by reference.

(13)	(e)
Third Amendment to Transfer Agent Agreement between the Registrant and U.S. Bancorp Fund Services, LLC dated June 1, 2017, was previously filed with Post-Effective Amendment No. 12 to the Registrant’s Registration Statement on Form N-1A (File Nos. 333-201530 and 811-23024) on August 28, 2017 and is incorporated herein by reference.

(13)	(f)
Form of Amended Exhibit A to the Transfer Agent Agreement was previously filed with the Registrant’s Registration Statement on Form N-14 (File No. 333-234267) on October 21, 2019 and is incorporated herein by reference.

(13)	(g)
Fund Accounting Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC dated May 26, 2015, was previously filed with Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-1A (File Nos. 333-201530 and 811-23024) on May 27, 2015 and is incorporated herein by reference.

(13)	(h)
Fourth Amendment to Fund Accounting Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC dated June 1, 2017, was previously filed with Post-Effective Amendment No. 12 to the Registrant’s Registration Statement on Form N-1A (File Nos. 333-201530 and 811-23024) on August 28, 2017 and is incorporated herein by reference.

(13)	(i)
Form of Amended Exhibit A to the Fund Accounting Servicing Agreement was previously filed with the Registrant’s Registration Statement on Form N-14 (File No. 333-234267) on October 21, 2019 and is incorporated herein by reference.

(14)		Consent of independent registered public accountants, Cohen & Company, Ltd.
(15)		Not applicable.
(16)	(a)
Powers of Attorney were previously filed with Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-1A (File Nos. 333-201530 and 811-23024) on May 27, 2015 and are incorporated herein by reference.

(b)
Power of Attorney was previously filed with Pre-Effective Amendment No. 17 to the Registrant’s Registration Statement on Form N-1A (File Nos. 333-201530 and 811-23024) on December 8, 2017 and is incorporated herein by reference.

(17)	(a)
Code of Ethics of Pacer Funds Trust was previously filed with Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-1A (File Nos. 333-201530 and 811-23024) on May 27, 2015 and is incorporated herein by reference.

(17)	(b)
Code of Ethics of Pacer Advisors, Inc. dated August 3, 2017 was previously filed with Post-Effective Amendment No. 43 to the Registrant’s Registration Statement on Form N-1A (File Nos. 333-201530 and 811-23024) on April 30, 2019 and is incorporated herein by reference.

(17)	(c)
Code of Ethics of Pacer Financial, Inc. was previously filed with Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-1A (File Nos. 333-201530 and 811-23024) on May 27, 2015 and is incorporated herein by reference.

Item 17. Undertakings

(1)
The Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)
The Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, this registration statement has been signed on behalf of the Registrant, in the City of Paoli, State of Pennsylvania, on December 16, 2019.

Pacer Funds Trust

By:    /s/ Joe M. Thompson
    Joe M. Thompson
    Treasurer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated as of December 16, 2019.

Signature	Title

/s/ Deborah G. Wolk*	Lead Independent Trustee
Deborah G. Wolk

/s/ Dennis J. Ryan*	Trustee
Dennis J. Ryan

/s/ Jonathan H. Newman, Sr.*	Trustee
Jonathan H. Newman, Sr.

/s/ Joe M. Thomson	Trustee and President
Joe M. Thomson

/s/ Sean E. O’Hara	Treasurer
Sean E. O’Hara

*By:	/s/ Joe M. Thomson
Joe M. Thomson Attorney-in-Fact pursuant to Powers of Attorney

Exhibit Index

Exhibit Number	Exhibit:
12	Opinion and Consent of Morgan, Lewis & Bockius LLP on tax matters